GREAT-WEST
LIFECO INC.

RECEIVED
2008 MAR 17 A 9:27

March 14, 2008

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

BY COURIER

08001287

Dear Sirs:

RE: Great-West Lifeco Inc. (the "Corporation")
Exemption Number 82-34728

Pursuant to Rule 12g3-2(b) exemption of the Corporation in the United States, attached please find copies of the following documents:

- Amended Notice of Annual Meeting of Shareholders dated March 3, 2008.

Please contact me directly at (204) 946-8795 if you have any questions.

Sincerely,

PROCESSED
MAR 19 2008
THOMSON FINANCIAL

Connie Neilson

Connie Neilson
Senior Corporate Secretarial Specialist
Phone (204) 946-8795
Fax: (204) 946-4139

Encls.

dlw 3/18

Computershare

530-8th Avenue SW, 6th floor
Calgary AB, T2P 3S8
www.computershare.com

Date: 03/03/2008

To: All Canadian Securities Regulatory Authorities

Subject: Great-West Lifeco Inc. **AMENDED MEETING TYPE**

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Holders for the subject Issuer:

Meeting Type :	**Annual Meeting**
Record Date for Notice of Meeting :	13/03/2008
Record Date for Voting :	13/03/2008
Meeting Date :	01/05/2008
Meeting Location :	Winnipeg, MB

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	39138C106	CA39138C1068
SERIES D FIRST PREFERRED	39138C601	CA39138C6018
SERIES E FIRST PREFERRED	39138C700	CA39138C7008
SERIES F FIRST PREFERRED	39138C809	CA39138C8097
SERIES G FIRST PREFERRED	39138C882	CA39138C8824
SERIES H FIRST PREFERRED	39138C874	CA39138C8741
SERIES I FIRST PREFERRED	39138C866	CA39138C8667

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for Great-West Lifeco Inc.

END